AOG INSTITUTIONAL FUND

Supplement dated April 30, 2026 to the

Statement of Additional Information (“SAI”)

dated January 28, 2026, as supplemented

This Supplement provides new and additional information beyond that in, and should be read in conjunction with, the Fund’s SAI.

At a special meeting of the shareholders held on February 27, 2026, shareholders of the Fund elected Betsy Cochrane and Gregory M. Pinkus as Independent Trustees for the Fund.

Accordingly, the sections regarding Trustees and Officers of the Fund on pages 8-10 of the SAI are hereby updated as follows:

Trustees and Officers of the Fund. Set forth below are the names, years of birth, position with the Fund and length of time served, and the principal occupations and other directorships held during at least the last five years of each of the persons currently serving as a Trustee or officer of the Fund. There is no stated term of office for the Trustees and officers of the Fund. Nevertheless, an independent Trustee must retire from the Board as of the end of the calendar year in which such independent Trustee first attains the age of seventy-five years, provided, however, that, an Independent Trustee may continue to serve for one or more additional one calendar year terms after attaining the age of seventy-five years (each additional calendar year, a “Waiver Term”) if, and only if, prior to the beginning of such Waiver Term: (1) the Nominating Committee (a) meets to review the performance of the Independent Trustee; (b) finds that the continued service of such Independent Trustee is in the best interests of the Fund; and (c) unanimously approves excepting the Independent Trustee from the general retirement policy set out above; and (2) a majority of the Trustees approves excepting the Independent Trustee from the general retirement policy set forth above. Unless otherwise noted, the business address of each Trustee or officer is, as applicable, AOG Institutional Fund, 11911 Freedom Drive, Suite 730, Reston, VA 20190.

Trustees

Name and Year of Birth	Position with Fund and Length of Time Served	Principal Occupations in the Past 5 Years	Other Directorships Held in the Past 5 Years
Interested Trustee
Frederick Baerenz (1961)	President; Indefinite; Since Inception	Managing Director of Interval Funds, F.L. Putnam Investment Management Co., 2025-Present; President and Chief Executive Officer of AOG Wealth Management, 2000-2025.	None

Name and Year of Birth	Position with Fund and Length of Time Served	Principal Occupations in the Past 5 Years	Other Directorships Held in the Past 5 Years
Independent Trustees
John Grady (1961)	Trustee; Indefinite; Since Inception	Executive Director, ADISA, June 2025 - Present; General Counsel of ABR Dynamic Funds, LLC, April 2025 – Present; General Counsel, Chief Operating Officer and Chief Compliance Officer, ABR Dynamic Funds LLC, February 2021 – March 2025.	None
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Name and Year of Birth	Position with Fund and Length of Time Served	Principal Occupations in the Past 5 Years	Other Directorships Held in the Past 5 Years
Maureen E. O’Toole (1957)	Trustee; Indefinite; Since June 2023	Retired; Managing Director at Actis, 2019 – 2023; Managing Director at Morgan Stanley, 2012 - 2019.	None
Betsy Cochrane (1978)	Trustee; Indefinite; Since June 2023	Attorney/Legal Consultant, Axiom and MLA Global Interim Legal Talent, 2023-Present; Executive Vice President, Senior Counsel at Greenbacker Capital Management, LLC, 2021-2023; Member, US Commodity Futures Trading Commission Global Markets Advisory Committee’s Sub-Committee on Margin Requirements for Uncleared Swaps, 2020-2022; Assistant General Counsel, Director, Barings LLC, 2012-2020.	None
Gregory M. Pinkus (1964)	Trustee; Indefinite; Since February 2026	Chief Financial Officer, Treasurer and Secretary of the Terra Property Trust, Inc. and Chief Financial Officer and Chief Operating Officer of Terra Capital Partners, LLC and Terra Fund Advisors, January 2016 – Present (various dates, including October 2017); Chief Operating Officer of Terra Property Trust, January 2016 – February 2024; Chief Financial Officer and Chief Operating Officer of Terra Income Advisors and Chief Financial Officer, Treasurer and Secretary of Terra BDC, May 2013 – October 2022.	None

Officers

Name and Year of Birth	Position with Fund and Length of Time Served	Principal Occupations in Past 5 Years
Frederick Baerenz (1961)	President; Indefinite; Since Inception	Managing Director of Interval Funds, F.L. Putnam Investment Management Co., 2025-Present; President and Chief Executive Officer of AOG Wealth Management, 2000-2025.
Peter Sattelmair (1977)	Chief Financial Officer and Treasurer; Indefinite; Since May 2023	Director, PINE Advisor Solutions (2021 – present); Director of Fund Operations and Assistant Treasurer, Transamerica Asset Management (2014 – 2021).
Jesse Hallee (1976)	Secretary; Indefinite; Since Inception	Senior Vice President and Associate General Counsel; Ultimus Fund Solutions, LLC, 2022-Present; Vice President and Senior Managing Counsel, Ultimus Fund Solutions, LLC, 2019 – 2022; Vice President and Managing Counsel, State Street Bank and Trust Company, 2013 – 2019.
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Name and Year of Birth	Position with Fund and Length of Time Served	Principal Occupations in Past 5 Years
Alexander Woodcock (1989)	Chief Compliance Officer; Indefinite; Since 2022	Director of PINE Advisor Solutions since 2022; SVP and PFO of PINE Distributors LLC since 2025; CCO of PINE Distributors LLC from 2022 to 2025; Vice President of Compliance Services, SS&C ALPS from 2019 to 2022.
Aaron Rosen (1983)	Chief Investment Officer; Indefinite; Since 2024	Co-Portfolio Manager of the Fund since February 2025; Portfolio Manager of the Fund since April 2023 and Chief Investment Officer of the Fund since May 2024; Principal of Copia Wealth Services from August 2021 to January 2023; Director of Sky & Ray from August 2021 to January 2023; Managing Director and Portfolio Manager of Validus Growth Investors from November 2014 to August 2021.

Individual Trustee Qualifications. The Fund has concluded that each of the Trustees should serve on the Board because of their ability to review and understand information about the Fund provided to them by management, to identify and request other information they may deem relevant to the performance of their duties, to question management and other service providers regarding material factors bearing on the management and administration of the Fund, and to exercise their business judgment in a manner that serves the best interests of the Fund’s Shareholders. The Fund has concluded that each of the Trustees should serve as a Trustee based on their own experience, qualifications, attributes and skills as described below.

The Fund has concluded that Mr. Baerenz should serve as Trustee because of the extensive experience he gained in the financial services industry, including experience in various senior management positions with financial services firms.

The Fund has concluded that Ms. O’Toole should serve as Trustee because of the extensive experience she gained in the financial services industry, including experience in various senior management positions.

The Fund has concluded that Mr. Grady should serve as Trustee because of the experience he gained in a variety of leadership roles with different investment management institutions and his experience in and knowledge of the financial services industry.

The Fund has concluded that Ms. Cochrane should serve as Trustee because of the experience she gained in a variety of leadership roles with different investment management institutions and her experience in and knowledge of the financial services industry.

The Fund has concluded that Mr. Pinkus should serve as Trustee because of the experience he gained in a variety of leadership roles with different investment management institutions and his experience in and knowledge of the financial services industry.

In its periodic assessment of the effectiveness of the Board, the Board considers the complementary individual skills and experience of the individual Trustees primarily in the broader context of the Board’s overall composition so that the Board, as a body, possesses the appropriate (and appropriately diverse) skills and experience to oversee the business of the Fund.

Board Committees. The Board has established the following standing committees:

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●	Audit Committee. The Board has a standing Audit Committee that is composed of each of the Independent Trustees. The Audit Committee operates under a written charter approved by the Board. The principal responsibilities of the Audit Committee include: (i) recommending which firm to engage as the Fund’s independent registered public accounting firm and whether to terminate this relationship; (ii) reviewing the independent registered public accounting firm’s compensation, the proposed scope and terms of its engagement, and the firm’s independence; (iii) pre-approving audit and non-audit services provided by the Fund’s independent registered public accounting firm to the Fund and certain other affiliated entities; (iv) serving as a channel of communication between the independent registered public accounting firm and the Trustees; (v) reviewing the results of each external audit, including any qualifications in the independent registered public accounting firm’s opinion, any related management letter, management’s responses to recommendations made by the independent registered public accounting firm in connection with the audit, reports submitted to the Committee by the internal auditing department of the Administrator that are material to the Fund as a whole, if any, and management’s responses to any such reports; (vi) reviewing the Fund’s audited financial statements and considering any significant disputes between the Fund’s management and the independent registered public accounting firm that arose in connection with the preparation of those financial statements; (vii) considering, in consultation with the independent registered public accounting firm and the Fund’s senior internal accounting executive, if any, the independent registered public accounting firms’ reports on the adequacy of the Fund’s internal financial controls; (viii) reviewing, in consultation with the Fund’s independent registered public accounting firm, major changes regarding auditing and accounting principles and practices to be followed when preparing the Fund’s financial statements; and (ix) other audit related matters. Ms. O’Toole, Ms. Cochrane, Mr. Grady and Mr. Pinkus currently serve as members of the Audit Committee. Mr. Grady serves as the Chair of the Audit Committee. The Audit Committee meets periodically, as necessary.

●	Nominating Committee. The Board has a standing Nominating Committee that is composed of each of the Independent Trustees. The Nominating Committee operates under a written charter approved by the Board. The principal responsibilities of the Nominating Committee include: (i) considering and reviewing Board governance and compensation issues; (ii) conducting a self-assessment of the Board’s operations; (iii) selecting and nominating all persons to serve as Independent Trustees and considering proposals of and making recommendations for “interested” Trustee candidates to the Board; and (iv) reviewing Shareholder recommendations for nominations to fill vacancies on the Board if such recommendations are submitted in writing and addressed to the Committee at a Fund’s office. Ms. O’Toole, Ms. Cochrane, Mr. Grady and Mr. Pinkus currently serve as members of the Nominating Committee. Ms. O’Toole serves as the Chair of the Nominating Committee. The Nominating Committee meets periodically, as necessary.

Fund Shares Owned by Board Members. As of January 2, 2026, the Trustees and the officers of the Fund directly and indirectly owned 1.28% of the outstanding Shares of the Fund.

Board Compensation. The Fund paid the following compensation to the Trustees during the Fund’s fiscal year ended September 30, 2025. The Fund does not pay compensation to the Interested Trustee or the officers of the Fund. For their service as Trustees, each Independent Trustee receives from the Fund retainers and meeting fees, as well as reimbursement for expenses incurred in connection with attendance at Board meetings.

Name	Aggregate Compensation from the Fund	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation from the Fund
Interested Trustee
Frederick Baerenz	$0	N/A	N/A	$0
Independent Trustees
John Grady	$20,500	N/A	N/A	$20,500 for service on one (1) board and two (2) committees
Maureen E. O’Toole	$22,500	N/A	N/A	$22,500 for service on one (1) board and two (2) committees
Betsy Cochrane	$22,500	N/A	N/A	$22,500 for service on one (1) board and two (2) committees
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Name	Aggregate Compensation from the Fund	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation from the Fund
Gregory M. Pinkus*	$0	N/A	N/A	$0

* Mr. Pinkus was appointed as a Trustee on February 27, 2026.

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This Supplement and the Fund’s SAI provide relevant information for all shareholders and should be retained for future reference.